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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               VALLEN CORPORATION
                           (Name of Subject Company)

                               VALLEN CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   919260109
                     (CUSIP Number of Class of Securities)

                               ----------------

                               James W. Thompson
                            Chief Executive Officer
                               Vallen Corporation
                            13333 Northwest Freeway
                              Houston, Texas 77040
                                 (713) 462-8700

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                with copies to:

                                John B. Clutterbuck
                       Mayor, Day, Caldwell & Keeton, L.L.P.
                             700 Louisiana, Suite 1900
                             Houston, Texas 77002-2778
                                  (713) 225-7000

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

Item 1. Security and Subject Company

   The name of the subject company is Vallen Corporation, a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 13333 Northwest Freeway, Houston, Texas 77040. The title of the class of equity securities to which this statement relates is the common stock, par value $.50 per share, of the Company (the "Common Stock" or the "Shares").

Item 2. Tender Offer of the Bidder

   This statement relates to the tender offer by Shield Acquisition Corp., a Texas corporation ("Purchaser"), a wholly owned subsidiary of Hagemeyer P.P.S. North America, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 19, 1999 (the "Schedule 14D-1") and filed with the Securities and Exchange Commission (the "Commission"), to acquire all of the outstanding Shares, at a price of $25 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 1999 (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal are filed with the Commission as exhibits to the Schedule 14D-1 and together constitute the "Offer."

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES BENEFICIALLY OWNED BY PARENT AND ITS AFFILIATES, CONSTITUTES AT LEAST TWO THIRDS OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION").

   The Company has represented and warranted to Purchaser and Parent in the Merger Agreement (as defined below) that, as of November 12, 1999 there were
(i) 7,192,264 Shares issued and outstanding, (ii) 2,575,881 Shares held in treasury; and (iii) 443,003 Shares issuable pursuant to the exercise of options. Based on the foregoing, the Minimum Condition will be satisfied if at least 5,090,178 of the outstanding Shares are validly tendered and not withdrawn prior to expiration of the Offer. Holders of 4,067,412 (approximately 56%) of the outstanding Shares and have agreed to tender their Shares pursuant to the Offer pursuant to the Shareholders' Agreement described below.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 14, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). The full text of the Merger Agreement is incorporated by reference herein. See Item 3.

   Consummation of the Merger is conditioned upon, among other things, the approval and adoption of the Merger Agreement by the requisite vote of shareholders of the Company, if required by the TBCA. Under the TBCA and pursuant to the Company's Articles of Incorporation, the affirmative vote of the holders of two thirds of the outstanding Shares is the only vote of any class or series of the Company's capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of the Company's shareholders. IF THE MINIMUM CONDITION IS SATISFIED, AS A RESULT OF THE PURCHASE OF SHARES BY PURCHASER PURSUANT TO THE OFFER, PURCHASER AND ITS AFFILIATES WILL OWN AT LEAST TWO THIRDS OF THE OUTSTANDING SHARES AND PURCHASER WILL BE ABLE TO EFFECT THE MERGER WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER SHAREHOLDER. The Merger Agreement is more fully described in Sections 11 and 14 of the Offer to Purchase, incorporated herein by reference.

   Under Article 5.16 of the TBCA, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such other corporation (a "short-form merger"). Pursuant to the Merger Agreement, in the event that Purchaser acquires at least 90% of the outstanding Shares in the Offer, Purchaser and Parent shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of the shareholders of the Company. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Purchaser could seek to purchase additional Shares in the open market or otherwise, or may exercise the option described below, in order to reach the 90% threshold and to effect a short-form merger. The consideration per Share paid for any Shares acquired in open market purchases may be greater or less than the Offer Price. Parent currently intends to effect a short-form merger of Purchaser into the Company, if permitted to do so under the TBCA. See Section 12 of the Offer to Purchase, incorporated herein by reference.

   In connection with the Merger Agreement, Parent, Purchaser and the Company entered into an Option Agreement dated as of November 14, 1999 (the "Option Agreement"), pursuant to which the Company granted to Purchaser an irrevocable option to purchase from the Company, at the Offer Price, newly issued Shares in an amount equal to the number of Shares (up to a maximum of 10% of the number of Shares outstanding) that, when added to the number of Shares owned by Purchaser and its affiliates immediately following consummation of the Offer, constitutes 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of such Shares). The option is exercisable at any time during the two business days following the acceptance for payment by Purchaser of all Shares purchasable pursuant to the Offer (including under any extension of the Offer). The Option Agreement is described more fully in
Section 11 of the Offer to Purchase, incorporated herein by reference.

   As a condition and an inducement to Parent's entering into the Merger Agreement, Mr. Leonard J. Bruce, Bruce Partners, Ltd., and Bruce Interests (both of which entities include Mr. Robert W. Bruce as a partner) (each, a "Shareholder" and collectively, the "Shareholders"), who collectively are the beneficial owners of 4,067,412 Shares (approximately 56% of the total outstanding Shares), concurrently with the execution and delivery of the Merger Agreement entered into a Shareholders' Agreement dated as of November 14, 1999 (the "Shareholders' Agreement") with Parent and Purchaser pursuant to which they have agreed, among other things, to tender all of their Shares pursuant to the Offer. The Shareholders' Agreement is described more fully in
Section 11 of the Offer to Purchase, incorporated herein by reference.

   Pursuant to the Merger Agreement, following the purchase of Shares in the Offer, Parent has the right to designate directors on the Company's Board of Directors (the "Company Board"). See Schedule I to the Offer to Purchase, incorporated herein by reference. See also the Company's Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, which is attached as Annex A hereto and incorporated herein by reference.

   According to the Schedule 14D-1, the principal office of the Parent and Purchaser is located at 100 Galleria Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 3. Identity and Background

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Agreements with Parent and Purchaser

   Summaries of the material provisions of the Merger Agreement, the Shareholders' Agreement, the Option Agreement, the Guarantee dated November 14, 1999 by Hagemeyer N.V. (Purchaser's ultimate parent) of Purchaser's and Parent's obligations in connection with the Offer, the Merger and the Merger Agreement (the "Guarantee"), and the Confidentiality Agreement dated September 9, 1999 between an affiliate of Parent and the Company (the "Confidentiality Agreement") are included in Sections 11 and 14 of the Offer to Purchase. The Offer to Purchase is included as an exhibit to the Schedule 14D-1 and is incorporated herein by reference. Such summaries do not purport to be complete and are qualified in their entirety by reference to the complete texts of the Merger Agreement, the Shareholders' Agreement, the Option Agreement, the Guarantee and the Confidentiality Agreement, copies of which have been filed as exhibits to the Schedule 14D-1 and are incorporated herein by reference.

Agreements with Directors and Executive Officers

   Certain information with respect to certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the attached Annex A, which is incorporated herein by reference.

   Immediately prior to the effective time of the Merger (the "Effective Time"), each then outstanding and exercisable option to purchase shares of Common Stock (other than options granted under the Company's Employee Stock Purchase Plan, a "Company Option") is to be canceled by the Company and in consideration of such cancellation, the Company will pay to the holders of Company Options an amount in respect thereof equal to the product of (A) the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of Common Stock subject to the unexercised portion of such Company Option immediately prior to its cancellation and (B) the number of shares of Common Stock subject to the unexercised portion of such Company Option immediately prior to its cancellation. Each payment will be less any required withholding taxes and without interest. The Company has agreed to use its commercially reasonable best efforts to obtain the consent of each holder of Company Options to such cancellation if such consent is required under the terms thereof. By resolution of the Compensation Committee of the Company Board on September 2, 1999, all Company Options granted through September 30, 1998 that have not expired or been exercised on the date that a Change in Control (as defined in the resolutions) occurs shall automatically become fully vested and exercisable. The following six directors or executive officers will have certain of their unexercisable Company Options become fully vested as a result of the transactions contemplated in the Merger Agreement:
Leonard J. Bruce, David H. Dewey, David G. Key, John T. Myser, Leighton J. Stephenson and James W. Thompson.

   Immediately prior to the Effective Time, each outstanding share of restricted stock that is not vested will be canceled by the Company without any consideration whatsoever. Except as otherwise agreed to by the Company and Parent, the Company will use its reasonable best efforts to ensure that all plans, programs or arrangements providing for the issuance or grant of any interest in respect of the capital stock of the Company or any of its subsidiaries terminate as of the Effective Time (including the Employee Stock Purchase Plan). Prior to the consummation of the Offer, the Company has agreed, if necessary, to amend the terms of the applicable plans, programs and arrangements to give effect to these provisions.

   The Company Board has terminated the Company's Employee Stock Purchase Plan, effective November 15, 1999 but subject to consummation of the Offer, and no further contributions to purchase Shares or issuances of Shares under the Employee Stock Purchase Plan will be permitted. Each participant in the Employee Stock Purchase Plan will, in consideration for the termination of the right to purchase Shares thereunder, receive upon consummation of the Merger (or as soon as practicable thereafter) from the Company in lieu of each Share that could have been purchased under the Employee Stock Purchase Plan had the then applicable Plan Year (as defined in the Employee Stock Purchase Plan) ended on the date of consummation of the Merger, an amount in cash equal to the difference between the Merger Consideration and the Issue Price (as defined in the Employee Stock Purchase Plan) determined with reference to the first business day of the applicable Plan Year (as defined in the Employee Stock Purchase Plan), to the extent such difference is a positive number. The Issue Price will be $16.47. All funds contributed to the Employee Stock Purchase Plan which have not been used to purchase Common Stock as of the termination date will be returned, in cash, without interest, to participants of the Employee Stock Purchase Plan. The following four directors or executive officers of the Company participate in the Employee Stock Purchase Plan:
Robert W. Bruce, David G. Key, Leighton J. Stephenson and James W. Thompson.

   For additional information regarding outstanding Company Options and outstanding rights to receive Shares under the Employee Stock Purchase Plan, see Annex A.

   By resolution of the Compensation Committee of the Company Board on September 2, 1999, and by unanimous written consent of the Company Board on October 20, 1999, the Company granted Retention and Transition Awards in the aggregate amount of $1,427,025 to be paid to 13 specified key employees upon a Change in Control (as defined in the resolutions adopted by the Compensation Committee on September 2, 1999). Of the thirteen employees awarded Retention and Transition Awards, four were directors or executive officers of the Company. Their names and the amounts of Retention and Transition Awards to which they are entitled (as a result of the transactions contemplated in the Merger Agreement) are listed below:

      Robert W. Bruce................................................. $125,000
      David G. Key....................................................  125,000
      Leighton J. Stephenson..........................................  125,000
      James W. Thompson...............................................  250,000

   By action of the Compensation Committee on October 20, 1999, the Company adopted a Tenured Employee Severance Program (the "Employee Severance Program") for all Company employees who did not receive a Retention and Transition Award and who had been employed with the Company for at least ten years. Under the Employee Severance Program, eligible employees are entitled to a severance payment (the size of which varies with the employee's length of tenure) if they are terminated without Cause or resign for Good Reason during a Change in Control Period (as such terms are defined in the Employee Severance Program). Only one director or executive officer of the Company is eligible to participate in Employee Severance Program: David H. Dewey. Under the terms of the Employee Severance Program, Mr. Dewey would be entitled to a lump-sum severance payment equal to 15 months of his annual salary.

   James W. Thompson is serving as President and Chief Executive Officer of the Company pursuant to the terms of an Employment Agreement dated June 6, 1994, which was subsequently amended by the First Amendment to the Employment Agreement, approved on September 9, 1998 by the Compensation Committee (as amended, the "Employment Agreement"). Mr. Thompson's base salary under the Employment Agreement is $250,000. Under the terms of the Employment Agreement, Mr. Thompson is entitled to a severance payment of: (i) $250,000 if he resigns for Good Reason (as defined in the Employment Agreement); or (ii) $500,000 if his employment is terminated in a Change of Control Termination (as defined in the Employment Agreement). Under the terms of the Employment Agreement, Mr. Thompson was granted options to purchase 100,000 Shares of Common Stock at an exercise price of $12.75/share. These options vest upon a Change in Control or a Change in Control Termination (as defined in the Employment Agreement). As a result of the transactions contemplated in the Merger Agreement, Mr. Thompson will be entitled to an amount per option share equal to the difference between the exercise price and the Offer Price. By resolution of the Compensation Committee on September 9, 1998, Mr. Thompson was also awarded options to purchase an additional 33,000 Shares of Common Stock at an exercise price of $18.75 per share. As a result of the transactions contemplated in the Merger Agreement, Mr. Thompson will be entitled to an amount per option share equal to the difference between the exercise price and the Offer Price. A restricted stock grant of 20,000 shares of Common Stock, awarded to Mr. Thompson by resolution of the Compensation Committee on September 9, 1998 will lapse (without any consideration being paid to him) as a result of the transactions contemplated in the Merger Agreement.

   In order to draw upon the industry knowledge and experience of the Company's founder and Chairman of the Board, Leonard J. Bruce, Purchaser has proposed to enter into a three-year consulting agreement that would provide him with: an office and secretarial and support services, a leased car, continued health and medical insurance and related health care benefits for himself and his wife, and a consulting fee of $25,000 per year.

Operations Following Consummation of the Offer

   Purchaser's plans regarding operations of the Company after consummation of the Offer are described in Sections 11 and 12 of the Offer to Purchase, incorporated herein by reference.

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Appraisal Rights

   The Company's shareholders have no dissenters' rights of appraisal with regard to the Offer, but could have such rights with regard to the Merger if they do not accept the Offer. The rights of holders of shares of Common Stock to dissent from the Merger are governed by Sections 5.11-5.13 and 5.16 of the TBCA. Under the statute, a holder of Common Stock as of the record date for determination of shareholders entitled to notice of the Merger (or the meeting to vote on the Merger, if applicable), who files a written objection to the Merger, who has not voted in favor of the Merger, and who has made a demand for compensation within the specified period applicable under the TBCA, could be entitled, as an alternative to receiving the consideration offered in the Merger for Common Stock, to a judicial determination of the fair value of the holder's Common Stock. In order to obtain such a judicial determination, a dissenting shareholder would also, if the Surviving Corporation did not do so, be required to file the required petition in a court of competent jurisdiction in the county in which the principal office of the Company is located, asking for a finding and determination of the fair value of the dissenting shareholder's shares of Common Stock. After a hearing on the petition, the court would determine the dissenting shareholders who have complied with the provisions of the TBCA relating to dissenters' rights and have become entitled to the valuation of and payment for their shares of Common Stock, and would appoint one or more qualified appraisers to determine that value.

   After receipt of the appraiser's report, the court would determine the fair value of the shares of Common Stock held by the dissenting shareholders entitled to payment and would direct the payment of that value by the Company, as the surviving corporation in the Merger. Upon payment of the judgment to the dissenting shareholders, the dissenting shareholders would cease to have any interest in their shares. In the absence of fraud in the transaction, the remedy provided by the provisions of TBCA relating to dissenters' rights of a shareholder objecting to the Merger would be the exclusive remedy for the value of shares of Common Stock or money damages to such shareholder with respect to the Merger.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE TBCA. FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SUCH PROVISIONS MAY RESULT IN A LOSS OF SUCH RIGHTS.

   The foregoing description of certain provisions of TBCA is not complete and is qualified in its entirety by reference to the TBCA.

Going Private Transactions

   The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) such Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and such Merger provided for shareholders to receive cash for their Shares in an amount at least equal to the Offer Consideration. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the Merger.

Item 4. The Solicitation or Recommendation

Recommendation of the Board of Directors

   At a meeting of the Board of Directors of the Company held on November 14, 1999, the Company Board, based upon and subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the shareholders of the Company, (ii) approved the Merger

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Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that shareholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by the TBCA, approve and adopt the transactions contemplated by the Merger Agreement.

   A press release announcing the Offer, the Merger and the Merger Agreement was released jointly by the Company and Parent on November 15, 1999.

Background; Reasons for the Board's Recommendation

   Background

   During the course of 1998, the Company Board became concerned that the trading price of the Common Stock had fallen from its historic high and that the public markets did not accurately reflect the full value of the Company. The Company Board began to discuss steps that might be taken to address the price of the Common Stock and generally to enhance shareholder value. In addition, in separate meetings during October 1998 the Company informally discussed ways to enhance shareholder value with Salomon Smith Barney Inc. ("Salomon Smith Barney") and William Blair & Company, L.L.C ("William Blair" and, together with Salomon Smith Barney, the "Company Financial Advisors").

   At a Company Board meeting on October 13, 1998, the Company Board reviewed with outside legal counsel a number of strategic alternatives that could be pursued by the Company in order to enhance shareholder value. The Company Board authorized management and the Company's legal counsel to interview potential financial advisors qualified to assist the Company Board in exploring such strategic alternatives in more detail.

   From October 1998 through January 1999, management of the Company, assisted by legal counsel, contacted and discussed with the Company Financial Advisors and other investment banking firms their qualifications and levels of interest in assisting the Company, continued to review the Company's position in the public markets and strategic objectives, and discussed various strategic alternatives available to the Company, including a possible business combination. In March 1999, the Company Board engaged the Company Financial Advisors to assist the Company in pursuing strategic alternatives, including a possible acquisition of the Company.

   During the period from June 1999 to August 1999, the Company Board, together with management and the Company's legal counsel and the Company Financial Advisors, met several times to discuss and evaluate alternative strategies available to the Company and tentative timetables and process mechanics for a possible transaction.

   At a Company Board meeting on August 20th, the Company Board reviewed with the Company Financial Advisors the Company's strategic position, the current merger and acquisition environment and valuation considerations. The Company Board authorized the Company Financial Advisors to pursue a possible acquisition of the Company and reviewed with the Company Financial Advisors several groups of potential purchasers who might be interested in such an acquisition. The Company Board also discussed alternative approaches to the process, which ranged from conducting a confidential process in which a selected number of potential bidders would be contacted to conducting a publicly-announced auction of the Company. In order to avoid negative impacts on the Company's ongoing operations, the Company Board decided to pursue a confidential process that would nevertheless include the greatest number of potential purchasers.

   In September, the Company's outside legal counsel distributed to each member of the Company Board a privileged and confidential memorandum summarizing the Company Board's fiduciary duties with respect to the process being undertaken by the Company.

   In September, 12 potential purchasers were selected by the Company Board with the assistance of management and the Company Financial Advisors. These potential purchasers included parties who had from

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time to time in the past approached the Company about a possible transaction and other parties who were otherwise believed to be potentially interested in pursuing discussions with the Company and who had sufficient resources to complete a transaction successfully.

   During September and October, at the direction of the Company, the Company Financial Advisors pursued discussions with each of the 12 potential purchasers to determine their levels of interest in an acquisition of the Company. The Company Financial Advisors assisted the Company in entering into confidentiality agreements with eight of these prospective purchasers who expressed interest, including an affiliate of Parent, and delivered to such parties a confidential memorandum describing the Company and its operations. The other four potential purchasers declined to enter into confidentiality agreements and declined to pursue discussions regarding a possible acquisition of the Company.

   Also during October, several potential purchasers, including Parent, met with and received presentations from executive officers and other management of the Company and reviewed certain materials on the Company.

   On October 11th, four of the potential purchasers who signed confidentiality agreements submitted preliminary indications of interest. Based on the levels of interest indicated, the Company Financial Advisors were instructed by the Company Board to hold discussions with three of the potential purchasers, including Parent. Parent initially indicated on October 11th that it might be willing to pay $22.00 per Share and, after further discussions, increased its preliminary valuation on October 15th to $24.00 per Share. A fifth party continued discussions with management from time to time, but never submitted a preliminary indication of interest and was unable to devote the resources to a due diligence investigation of the Company.

   At a Company Board meeting on October 19th, the Company Board reviewed with the Company Financial Advisors the developments that had occurred in the process and authorized management and the Company Financial Advisors to continue discussions with each of the remaining potential purchasers, including furnishing detailed due diligence materials.

   As authorized by the Company Board, during October, the Company organized a data room containing detailed confidential due diligence materials. Thereafter and continuing through early November, representatives of Parent and one other potential purchaser, and their respective outside legal counsel, independent accountants and financial advisors, reviewed due diligence materials and held discussions with management of the Company. The third potential purchaser informed the Company Financial Advisors that it was unable to continue with the process and did not undertake a detailed due diligence review.

   On November 4th, Parent informed the Company Financial Advisors that it had substantially completed its due diligence investigation and had been authorized by Hagemeyer N.V. to increase its offer to $25.00 per Share if the Company could facilitate closing the transaction as soon as practicable and, if possible, by December 31, 1999. In order to meet this timetable, Parent expressed a desire and willingness to begin negotiations with the Company on transaction documents during the week of November 8th, even though Parent was aware that the Company was still having, and would continue to pursue, discussions with other potential purchasers that might result in the Company rejecting Parent's offer.

   At a Company Board meeting on November 8th, the Company Board reviewed with the Company Financial Advisors the developments that had occurred with each of the potential purchasers since the last Company Board meeting. The Company Financial Advisors described Parent's proposed $25.00 offer and related matters and informed the Company Board that the other potential purchaser was continuing its due diligence investigation, which was expected to be completed by the end of the day on November 12th. The Company Board authorized the Company's legal counsel to distribute draft transaction documents prepared by the Company's legal counsel to both Parent and the other potential purchaser and to begin negotiations with Parent and the other potential purchaser. The Company Financial Advisors were instructed to inform both Parent and the other potential purchaser that the deadline for delivering final offers and comments on the Company's proposed transaction documents would be the end of the day on November 12th. The Company Board also directed that Parent be informed that additional bidders had not yet completed their due diligence or made final offers and that the Company's negotiations with Parent were being undertaken to facilitate a potential closing before year-end but did not constitute any commitment to Parent or agreement to its proposed $25.00 per Share offer or year-end timetable.

   The Company's legal counsel delivered its form of draft transaction documents to Parent and the other potential purchaser on November 8th, and the Company Financial Advisors conveyed the Company Board's timetable to both parties.

   On November 10th, Parent delivered its initial comments to the transaction documents, and during the subsequent four days representatives of the Company and Parent exchanged drafts and discussed and negotiated the terms and provisions of the transaction documents.

   On November 12th, the other potential purchaser submitted both an offer and comments to the draft transaction documents. Although Parent had presented the Company with a higher offer, at the direction of the Company, the Company Financial Advisors contacted the other potential purchaser to inquire whether its offer might be increased. The response was negative. Therefore, representatives of the Company continued their negotiations with representatives of Parent.

   In the course of negotiations on November 13th and 14th, representatives of the Company and Parent finalized the drafts of the Merger Agreement and related documents on terms that were agreed upon by Parent and that were considered by the Company's representatives satisfactory to present to the Company Board.

   At a Company Board meeting on November 14th, drafts of the proposed Merger Agreement and related documents were distributed to the Company Board. The Company Board met with management, outside legal counsel and the Company Financial Advisors and conducted a thorough discussion of the Merger Agreement, related documents and other relevant issues. The Company Financial Advisors rendered to the Company Board separate oral opinions (subsequently confirmed by delivery of separate written opinions dated November 14, 1999) as to the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates) of the $25.00 per Share cash consideration to be received in the Offer and the Merger, taken as a whole. The Company Financial Advisors also reviewed with the Company Board the financial analyses performed in connection with their respective opinions. After full discussion, the Company Board approved the Merger Agreement and the related transaction documents, which were executed and delivered by the parties shortly after the meeting.

   On November 15th, prior to commencement of trading of the Shares on the Nasdaq Stock Market, the Company and Parent issued a joint public announcement of the execution of the Merger Agreement and related documents and of the terms of the Offer and the Merger.

   Reasons for the Board's Recommendation

   In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommending that shareholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company Board discussed the proposed transaction and consulted with the Company's management, outside legal counsel and the Company Financial Advisors. The following are material factors considered by the Board in rendering its recommendation:

     .  The fact that the $25.00 Offer Price represents a premium of

          . approximately 66% over the average closing sale price of $15.02 per Share for the 30 calendar days through November 12, 1999, the last trading date prior to the date (the "Announcement Date") the Company first publicly announced it had executed the Merger Agreement; and

          . approximately 27% over the closing sale price of $19.75 per Share on November 12, 1999, the last trading day prior to the Announcement Date.

    . The historical market prices and trading activity of the Shares and the Company's historical financial results.

    . A review of the strategic alternatives available to the Company, none of which the Company Board believed to be as favorable to the Company's shareholders as the Offer and the Merger.

    . A review of the extended process through which the Company, with the assistance of its outside legal counsel and the Company Financial Advisors, had investigated and approached potential purchasers of the Company.

    . The separate opinions to the Company Board of Salomon Smith Barney and William Blair, each dated November 14, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in their respective opinions, the $25.00 per Share cash consideration to be received in the Offer and the Merger, taken as a whole, by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The written opinions dated November 14, 1999 of Salomon Smith Barney and William Blair, which set forth the assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Annex B and Annex C, respectively, and are incorporated herein by reference. These opinions are directed only to the fairness, from a financial point of view, of the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and are not intended to constitute, and do not constitute, recommendations as to whether any shareholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read these opinions carefully in their entirety.

    . The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling shareholders of the Company to receive cash in exchange for their Shares at the earliest possible time.

    . The likelihood that the Offer and the Merger would be consummated, including the ability and guarantee of Hagemeyer to cause Parent and Purchaser to meet their financial and other obligations of the Offer and the Merger Agreement, as well as the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into.

    . The fact that Parent was willing and able to consummate the Offer and Merger by December 31, 1999 but did not make closing by year-end a condition to its obligations under the Merger Agreement.

    . The terms and conditions of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement.

    . The provisions of the Merger Agreement relating to potential competing transactions, including the ability of the Company to entertain unsolicited competing bids, to provide information to such competing bidders, to negotiate with such competing bidders, to withdraw its recommendation with respect to the Offer and the Merger, and to terminate the Merger Agreement in favor of a transaction with a competing bidder upon payment of the Termination Fee.

   The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Company Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

Item 5. Persons Retained, Employed or to be Compensated

   The Company has retained Salomon Smith Barney and William Blair to act as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of the Company Financial Advisors' engagements, the Company has agreed to pay the Company Financial Advisors an aggregate financial advisory fee equal to 1.2% of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse the Company Financial Advisors for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify the Company Financial Advisors and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Company Financial Advisors' engagements. In the ordinary course of business, the Company Financial Advisors and their affiliates (including, with respect to Salomon Smith Barney, Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and affiliates of Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

Item 6. Recent Transactions and Intent with Respect to Securities

    (a) No transactions in the Shares have been affected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Mr. Leonard Bruce and family partnerships (which include Mr. Robert Bruce) have entered into the Shareholders' Agreement and thereby have agreed to tender their Shares in the Offer. In addition to Messrs. Leonard Bruce and Robert Bruce, the Company's other directors have confirmed to the Company their intentions to tender Shares, if any, held by them in the Offer. The Company does not know the extent to which its other executive officers plan to tender pursuant to the Offer or hold any Shares beneficially owned by them, nor does the Company know of any current intention by its executive officers or directors otherwise to dispose of such Shares.

Item 7. Certain Negotiations and Transactions by the Subject Company

    (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there is no transaction, Company Board resolution, agreement in principle, or signed contract in response to the Offer, which relates to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information to be Furnished

   The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders. The information contained in all the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

 Exhibit No.                              Document
 -----------                              --------
 (a)(1)      Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on November 19, 1999 (the
             "Schedule 14D-1")).*
 (a)(2)      Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
             to the Schedule 14D-1).*
 (a)(3)      Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit (a)(3) to the Schedule 14D-1).*
 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees (incorporated by reference as Exhibit (a)(4) to the
             Schedule 14D-1).
 (a)(5)      Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1).*
 (a)(6)      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (incorporated by reference to Exhibit (a)(6)
             to the Schedule 14D-1).*
 (a)(7)      Letter to Company Shareholders, dated November 19, 1999.*
 (a)(8)      Form of Summary Advertisement (incorporated by reference to
             Exhibit (a)(7) to the Schedule 14D-1).
 (a)(9)      Opinion of Salomon Smith Barney Inc. dated November 14, 1999
             (included as Annex B to the Company's Solicitation/Recommendation
             Statement on Schedule 14D-9).*
 (a)(10)     Opinion of William Blair & Company, L.L.C. dated November 14, 1999
             (included as Annex C to the Company's Solicitation/Recommendation
             Statement on Schedule 14D-9).*
 (b)         Not applicable.
 (c)(1)      Agreement and Plan of Merger, dated as of November 14, 1999, among
             Parent, Purchaser and the Company (incorporated by reference to
             Exhibit (c)(1) to the Schedule 14D-1).
 (c)(2)      Confidentiality Agreement, dated as of September 9, 1999, between the Company and an affiliate of Parent (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
 (c)(3)      Guarantee dated November 14, 1999 by Parent (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).
 (c)(4)      Shareholders' Agreement, dated November 14, 1999, among Parent and
             Leonard J. Bruce, Bruce Partners, Ltd. and Bruce Interests
             (incorporated by reference to Exhibit (c)(4) to the Schedule
             14D-1).
 (c)(5)      Option Agreement, dated November 14, 1999, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).
 (c)(6)      Agreement, dated June 6, 1994, between the Company and James W.
             Thompson (incorporated by reference to Exhibit 10f to the
             Company's Form 10-K filed with the Commission on August 17, 1994).
 (c)(7)      First Amendment to Employment Agreement, effective as of September
             10, 1998, between the Company and James W. Thompson (incorporated by reference to Exhibit 10-1 to the Company's Form 10-Q filed with the Commission on October 9, 1998).
 (c)(8)      Restricted Stock Agreement, effective as of September 10, 1998, between the Company and James W. Thompson (incorporated by reference to Exhibit 10-2 to the Company's Form 10-Q filed with the Commission on October 9, 1998).
 (c)(9)      Excerpts from Minutes of the September 2, 1999 meeting of the
             Compensation Committee of the Company's Board of Directors.
 (c)(10)     Excerpts from Unanimous Consent of the Compensation Committee of the Company's Board of Directors, dated October 20, 1999.
 (c)(11)     Tenured Employee Severance Program adopted by the Compensation
             Committee of the Company's Board of Directors on October 20, 1999.

--------
* Included in documents mailed to shareholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             VALLEN CORPORATION

                                             /s/ Leighton J. Stephenson
                                             -------------------------------
                                             Leighton J. Stephenson,
                                             Vice President-Finance

   Dated: November 19, 1999

                                                                         ANNEX A

                               VALLEN CORPORATION
                            13333 Northwest Freeway
                              Houston, Texas 77040

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

   This Information Statement is being provided to the stockholders of Vallen Corporation (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder in connection with an Agreement and Plan of Merger (the "Merger Agreement") entered into November 14, 1999 by and among the Company, Hagemeyer P.P.S. North America, Inc., a Delaware corporation ("Parent"), and Shield Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser").

   Pursuant to the Merger Agreement, the Purchaser is making a cash tender offer (the "Offer") to purchase all of the outstanding common stock, $.50 par value per share, of the Company ("Common Stock" or "Shares") for $25.00 per share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated November 19, 1999 and related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer Documents"). The Offer will expire December 17, 1999, unless extended.

   The terms of the Merger Agreement, a summary of the events leading up to the execution of the Merger Agreement and Offer, and other information concerning the Offer and the merger to be effected under the Merger Agreement (the "Merger") are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer. This Information Statement is being delivered to holders of Shares contemporaneously with the Purchaser's Offer materials and the Company's Schedule 14D-9, to which this Information Statement is attached as Schedule I. Certain documents (including the Offer Documents and the Merger Agreement) have been filed with the Securities and Exchange Commission as exhibits to the Schedule 14D-9 or as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and (the "Schedule 14D-1"), and all such exhibits are incorporated herein by reference.

   Pursuant to Section 1.4 of the Merger Agreement, promptly after the consummation of the Offer, the Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate that number (rounded down to the next greatest whole number) of directors to the Company's board of directors (the "Company Board") that is equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Common Stock owned by the Purchaser or any affiliate of Purchaser (including such shares of Company Common Stock as are accepted for payment pursuant to the offer but excluding shares of Common Stock held by the Company or any Company Subsidiaries) bears to the number of shares of Common Stock outstanding. The Company will cause (i) each committee of the Company Board, (ii) the board of directors of each Company Subsidiary, and (iii) each committee of such Company subsidiary board to include persons designated by Purchaser constituting the same percentage of each such committee or board as Purchaser's designees are of the Company Board. The Company will, upon Purchaser's request, promptly increase the size of the Company Board and/or exercise its best efforts to secure the resignations of such number of directors as necessary to enable Purchaser designees to be elected to the Company Board and to cause Purchaser's designees to be elected.

   Following the time that Purchaser's designees constitute a majority of the Company Board, any action on the part of the Company with respect to the Merger Agreement or any of the transactions contemplated thereby will require the vote of a majority of the members of the Company Board who are not designees of Purchaser.

   No action is required by the shareholders of the Company in connection with the election of the Purchaser's designees to the Company Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in the majority of the Company Board otherwise than at a meeting of the Company's shareholders.

                             PURCHASER'S DESIGNEES

   The Purchaser has designated 4 persons (the "Designees") to be elected as members of the Company Board pursuant to terms of the Merger Agreement. The following information concerning the Designees is based upon data provided by the Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each person who the Purchaser intends to designate for election to the Company Board if the Minimum Condition is satisfied. Unless otherwise indicated, each such person is a citizen of the Netherlands, and the business address of each such person is c/o Hagemeyer N.V., Rijksweg 69, 1410 AC Naarden, the Netherlands. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at the organization indicated, for the past five years.

                          Present Principal Occupation or Employment; Material
 Name                          Positions Held During the Past Five Years
 ----                   -------------------------------------------------------
 Richard J. Higgerson.. Mr. Higgerson has been a member of the Board of
                        Directors of Purchaser since November 1999 and has been
                        Chairman of the Board of Directors of Parent since
                        October 1999. Mr. Higgerson was appointed to the Board
                        of Management of Hagemeyer in April 1994. In April
                        1999, he retired as a member of the Board of Management
                        and returned to his home country of the United States
                        of America where he continues to assist Hagemeyer in a
                        non-executive capacity.

 David G. Gundling..... Mr. Gundling has been a member of the Board of
                        Directors, President and Chief Executive Officer of
                        Purchaser since its organization in November 1999. Mr.
                        Gundling has been a member of the Board of Directors,
                        President and Chief Executive Officer of Parent since
                        October 1999. He has also served as President and Chief
                        Executive Officer of Hagemeyer Holdings, Inc. since May
                        1999 and Hagemeyer Electrical and Electronics Supply
                        Company, Inc. since November 1999. Mr. Gundling also
                        serves as a member of the Board of Directors of
                        Hagemeyer Holdings, Inc. Prior to serving in these
                        positions, Mr. Gundling served as President and Chief
                        Executive Officer of Hagemeyer Foods (N.A.), Inc.
                        beginning in February 1997. Prior to joining Hagemeyer,
                        Mr. Gundling was the President and Chief Operating
                        Officer for Super Rite Foods, Inc. and he served as a
                        member of the Board of Directors of Super Rite
                        Corporation until 1995. Mr. Gundling is a U.S. citizen
                        and his business address is c/o Hagemeyer P.P.S. North
                        America, Inc., 100 Galleria Parkway, Suite 1120,
                        Atlanta, Georgia 30339.

 Peter Th. M. Koomen... Mr. Koomen has served as a member of the Board of
                        Directors of Hagemeyer Holdings, Inc. since May 1999.
                        Mr. Koomen has been a member of the Board of Directors of Stichting Pensionfund Sagittarius, the Hagemeyer
                        Company Pensionfund, since January 1998. He has also been Group Tax Director of Hagemeyer N.V. since April of 1995. Prior to joining Hagemeyer in 1995 Mr. Koomen was General Tax Counsel of Group 4 Securitas
                        International B.V.

 Allen D. Altman....... Mr. Altman is a founding shareholder of Altman, Kritzer
                        & Levick, P.C., an Atlanta-based law firm established
                        in 1974. Mr. Altman is a U.S. citizen and his business
                        address is c/o Altman, Kritzer & Levick, P.C., 6400
                        Powers Ferry Road, N.W., Suite 224, Atlanta, Georgia
                        30339.

                       DIRECTORS AND EXECUTIVE OFFICERS

Generally

   The Company Board consists of six members, all of whom stand for re-election at each annual meeting. Directors are elected by a plurality vote of the shares of Common Stock represented at the annual meeting and entitled to vote. Each director holds office until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Current Directors

   The following table provides certain information with respect to current directors.

                                                Other Positions and Offices
                                                      Currently Held
                                                With the Company (and Other
                         Term will Director               Current
         Name        Age  Expire    Since   Principal Occupation, If Different)
         ----        --- --------- -------- ----------------------------------
 Leonard J. Bruce...  79   2000      1960   Chairman of the Board; Member,
                                            Compensation Committee

 James W. Thompson..  48   2000      1994   President and Chief Executive
                                            Officer

 Robert W. Bruce....  43   2000      1998   Director, Vallen Knowledge Systems
                                            Group

 Kirby Attwell......  63   2000      1978   Member, Audit and Compensation
                                            Committees (Vice-President of
                                            Travis International, Inc.)

 John T. Myser......  64   2000      1997   Member, Compensation Committee
                                            (Retired Group Vice President, 3M
                                            Company)

 Darvin M. Winick...  69   2000      1984   Member, Audit and Compensation
                                            Committees (President of Winick
                                            Consultants)

   Mr. Leonard J. Bruce, who has 51 years of experience in safety equipment distribution, founded the Company in 1947. He has been Chairman of the Board of Directors since 1960. Mr. Bruce is the father of Robert W. Bruce, Director of the Vallen Knowledge Systems Group and a member of the Company Board.

   Mr. Thompson joined the Company in June of 1994 as President and Chief Operating Officer of Vallen Safety Supply Company. He was named President and Chief Executive Officer in January of 1995. He was formerly employed by Westburne Supply Company of Naperville, Illinois as Senior Group Vice President, and prior to that he was with Westinghouse Electric Supply Company for 18 years.

   Mr. Robert W. Bruce was appointed as a director by action of the Board effective August 19, 1998. He is currently the director of the Vallen Knowledge Systems Group of Vallen Safety Supply Company and has been employed in various capacities by the Company since 1978. He is the son of Leonard J. Bruce, Chairman of the Company Board.

   Mr. Attwell is Vice-President of Travis International, Inc., a holding company for industrial distribution operations, where he has been a senior executive since January 1987.

   Mr. Myser was appointed as a director by action of the Board effective December 18, 1997. He is currently an Executive Fellow at the University of St. Thomas, Minneapolis, MN, and is a retired group vice president at 3M Company, where his career covered 35 years.

   Dr. Winick has been President of Winick Consultants, or its related management consulting firms, since 1981.

Standing Committees

   The Company Board has a Compensation Committee and an Audit Committee. The Compensation Committee, which administers the Company's employee stock option plan, the employee stock purchase plan and the annual incentive compensation plan, and which makes base salary and bonus incentive recommendations, met one time during the year ended May 31, 1999. The Audit Committee reviews the reports of the Company's independent auditors and met once during the year ended May 31, 1999. The current members of the Compensation Committee are Messrs. Attwell, Leonard Bruce, Myser and Winick, and the members of the Audit Committee are Messrs. Attwell and Winick.

Meetings of the Board of Directors

   The Company Board held six meetings during the fiscal year ended May 31, 1999. During the last fiscal year, no incumbent director attended fewer than 75% of the total number of meetings of the Company Board or committees on which he served during the period for which he was a director or committee member.

Compensation of Directors

   Each non-employee director of the Company is entitled to receive an annual retainer of $20,000 plus $1,500 for each board and committee meeting attended which is not on the same date as the annual shareholders' meeting. Outside directors also receive options under the 1993 Non-Employee Director Stock Option Plan. On the date of each annual meeting of the shareholders of the Company, each outside director then in office who did not previously receive a grant of options under the Director Plan is automatically granted options to purchase 5,001 shares of Common Stock, with such options vesting and becoming exercisable as to 1,667 shares on each annual anniversary of the grant date. The exercise price of each option is the average last reported sales price of the Common Stock on the Nasdaq Stock Market for the last five trading days (on which sales have occurred) preceding and including the date of grant.

Executive Officers

   The following table provides information as of November 19, 1999 regarding each of Vallen's executive officers:

                                                                 Executive
           Name           Age    Position With the Company     Officer Since
           ----           ---    -------------------------     -------------
 Leonard J. Bruce........  79 Chairman of the Board and            1960
                              Director

 James W. Thompson.......  48 President, C.E.O. and Director       1994

 Leighton J. Stephenson..  51 Vice President--Finance,             1993
                              Secretary and Treasurer

 David G. Key............  43 Vice President and General           1996
                              Manager Encon Safety Products,
                              Inc.

 David H. Dewey..........  49 Vice President                       1998

   The terms of each officer will expire at the next annual meeting of directors or when his successor is elected and qualified.

   Mr. Bruce, who has over 50 years of experience in safety equipment distribution, founded the company in 1947. He has been Chairman of the Board of Directors since 1960.

   Mr. Thompson joined the Company in June 1994 as President and Chief Operating Officer of Vallen Safety Supply Company. He was named President and Chief Executive Officer of Vallen Corporation in December 1994. He was formerly with Westburne Supply Company and Westinghouse Electric Supply Company. Mr. Thompson was elected to the Board of Directors in June 1994.

   Mr. Stephenson has been employed with the Company since December 1993. Before joining Vallen, he was with United Artists Entertainment and worked six years with the audit firm of Coopers & Lybrand.

   Mr. Key joined the Company in March 1996 as General Manager of Encon Safety Products, Inc., the Company's manufacturing subsidiary. He was previously with 3M.

   Mr. Dewey has been with the company since 1972. He has served in a variety of sales and staff positions including Manager of the Southwest Region. He was named Vice President in 1998.

                     MANAGEMENT COMPENSATION AND BENEFITS

Summary Compensation Table

   The Summary Compensation Table includes individual compensation information on the Chief Executive Officer and the five other most highly paid executive officers for each of the years in the three-year period ended May 31, 1999. Mr. Robert W. Bruce was not an executive officer of the Company at the end of the 1999 fiscal year; however, he was elected to the Company Board in 1998.

                                                              Long Term
                               Annual Compensation(1)        Compensation
                         ----------------------------------- ------------
                                                              Securities
   Name and Principal                           Other Annual  Underlying    All Other
        Position         Year  Salary   Bonus   Compensation   Options    Compensation(2)
 ----------------------- ---- -------- -------- ------------ ------------ --------------
 Leonard J. Bruce....... 1999 $300,000 $    --     $  681                    $ 7,174
 Chairman of the Board   1998  265,000  149,279     4,846                     12,919
                         1997  253,750   19,693     5,229       18,000        10,742

 James W. Thompson...... 1999 $250,000 $    --     $2,663       33,000       $ 6,575
 President and Chief     1998  207,584  149,279     3,002                      9,804
 Executive Officer       1997  203,000   25,267     2,615                      8,364

 Robin R. Hutton(3)..... 1999 $100,000 $    --     $4,198                    $ 4,624
 Executive Vice          1998  122,850   13,008     2,794                      6,675
  President, Sales       1997  145,700   11,947     2,030                      7,101

 David G. Key........... 1999 $148,220 $ 26,717    $1,908        9,000       $ 5,539
 Vice President and      1998  135,000   56,700     2,250                        --
  General Manager,       1997  127,940    2,906     2,417       15,000           --
  Encon Safety Products
  Company

 Leighton J.
  Stephenson............ 1999 $122,917 $    --     $  --         5,000       $ 3,537
 Vice President,         1998  110,156   57,302       --                       5,183
 Secretary               1997  107,265    8,736       --                       3,930
 and Treasurer

 David H. Dewey(4)...... 1999 $110,250 $    --     $1,908        5,000       $ 5,539
 Vice President          1998  100,000   21,000     2,067                      5,360
                         1997   99,392   15,236     1,960                      6,136

--------
(1) For each year, the incremental cost to the Company of personal benefits provided to each of the executive officers did not exceed the lesser of $50,000 or 10% of aggregate salary and bonus.
(2) The amounts shown were accrued in respect of the Company's payments to its profit-sharing plan and the Company's contributory funding of the related 401(k) Plan, in which most Company employees are eligible to participate.
(3) Mr. Hutton has ceased to be an executive officer of the Company, but remains employed by the Company.
(4) Mr. Dewey became Vice President of the Company effective April 9, 1998.

Employment Agreement

   Effective January 1, 1995, Mr. James W. Thompson was named President and Chief Executive Officer of Vallen Corporation. When Mr. Thompson was named President and Chief Operating Officer of Vallen Safety Supply Company in June 1994, he entered into an employment agreement that, as amended, provides for a minimum base salary, inclusion in the Company's incentive plans, and an option to purchase 100,000 shares of Common Stock at an exercise price of $12.75 (the closing stock price on June 6, 1994 was $11.75). The agreement also contains provisions regarding termination of employment conditions which could result in acceleration of the vesting of the 100,000 options and Mr. Thompson's being paid a severance amount equal to his annual base salary, or twice his annual base salary, depending upon the conditions of termination. In

September 1998, the Company and Mr. Thompson amended the employment agreement to provide for a minimum base salary of $250,000 (effective June 1, 1998), to include "Change in Control," termination by the Company without "Cause" or termination by Mr. Thompson for "Good Reason" (all as defined therein) as events that accelerate the vesting of his initial 100,000 options, and to include termination of the agreement by Mr. Thompson for "Good Reason" as an event that triggers a severance payment. "Good Reason" was defined to allow Mr. Thompson to terminate his employment at any time within the six months following the 1999 annual meeting of shareholders; provided that he gives notice to the Company and continues to perform his duties for up to six months as a transition period following such notice. As of the date of this statement, the Company has not received any such notice.

Stock Option Grants, Exercises and Holdings

   As discussed below under "--Report of the Compensation Committee," in September 1998, the Compensation Committee and the Company Board approved certain changes to the compensation arrangements for both the Company's CEO, Mr. Thompson, and other key employees. In connection with these changes, Mr. Thompson was granted options under the 1985 Stock Option Plan for Key Employees for 33,000 shares of Common Stock at an exercise price of $18.75 per share (the mean between the highest and lowest sales price on the date of grant), with vesting of one-third of such options on June 1 of each of 2001, 2002 and 2003. These options have a 10-year term, and vesting is accelerated upon a "Change in Control" (as defined therein).

   Certain other key employees of the Company (excluding Mr. Leonard J. Bruce) were also granted options under the plan for an aggregate of 33,000 shares of Common Stock on the same terms as Mr. Thompson's grant.

   Options granted in prior years have vesting terms based upon the attainment of specified fiscal year net earnings per share levels achieved. As of May 31, 1998, vesting was achieved for two-thirds of such options granted to Executive Officers, based upon a level of $1.41 (basic) earnings per share level achieved for the year. No vesting of additional options occurred for fiscal 1999, as the Company did not meet the level of (basic) earnings per share that would trigger such vesting. All options remaining outstanding to Executive Officers as of February 19, 2003 will vest and become exercisable whether or not the specified goals are attained, provided such optionees are then currently employed by the Company.

Stock Option Grants, Exercises and Holdings

   Stock options to purchase 86,000 shares of Common Stock were granted to management level employees under the 1985 Stock Option Plan for Key Employees during the year ended May 31, 1999. Vesting of 66,000 of the options granted will be effective one-third each on June 1, 2001, 2002 and 2003. Vesting of 20,000 of the options granted is dependent upon the attainment of specific fiscal year net earnings per share levels. If the specified earning per share levels are not met at the end of ten years following the date of grant, they will lapse, and would not be exercisable thereafter.

   Set forth below is information relating to stock options granted the executive officers during the 1999 fiscal year.

Option Grants in Last Fiscal Year


                                                                                Potential
                                        Individual Grants(1)                Realizable Value
                          -------------------------------------------------    At Assumed
                                         Percent of                          Annual Rates of
                            Number of      Total                              Stock Price
                           Securities   Options/SARs                        Appreciation for
                           Underlying    Granted to   Exercise                 Option Term
                          Options/SAR's Employee in   of Base    Expiration -----------------
                           Granted(#)   Fiscal Year  Price($/Sh)    Date     5%(5)    10%(5)
                          ------------- ------------ ----------  ---------- -------- --------
Leonard J. Bruce........         --          --        $18.75         --         --       --
James W. Thompson.......      33,000        38.4%         --      9/10/08   $389,070 $986,040
Robin R. Hutton.........         --          --        $18.75         --         --       --
David G. Key............       9,000        10.5%      $18.75     9/10/08    106,110  268,920
Leighton J. Stephenson..       5,000         5.8%      $18.75     9/10/08     58,950  149,400
David H. Dewey..........       5,000         5.8%      $18.75     9/10/08     58,950  149,400

--------
(1) 20,000 of the options granted in the fiscal year beginning with 1999 as follows:
  (a) if the 1999 (basic) earnings per common share (adjusted if necessary to exclude and sales of assets not in the ordinary course of business) of at least $1.61.
  (b) should the Company not attain the 1999 (basic) earnings per share (as adjusted) level noted above, then if the 2000 fiscal year (basic) earnings per share added to the 1999 fiscal year (basic) earnings per share cumulatively equal $3.46.
  (c) should the Company not attain the cumulative 1999 and 2000 (basic) earnings per share (as adjusted) level noted in (b) above, then if the 2001 fiscal year (basic) earnings per share added to the combined 1999 and 2000 fiscal years basic earnings per share cumulatively equal $5.59.

 Option Exercises

   Set forth below is information relating to stock options exercised by the executive officers during the fiscal year and the number of shares of Common Stock covered by, and the value of outstanding stock options held by them at May 31, 1999.

                                                Shares Covered by       Value of Unexercised
                           Shares            Unexercised Options at    In-The-Money Options at
                          Acquired                May 31, 1999             May 31, 1999(1)
                             on     Value   ------------------------- -------------------------
                          Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
                          -------- -------- ----------- ------------- ----------- -------------
Leonard J. Bruce........    --       --       12,000        6,000      $      0        $ 0
James W. Thompson.......    --       --       66,666       66,334       266,664          0
Robin R. Hutton.........    --       --       14,000        7,000         7,000          0
David G. Key............    --       --       10,000       14,000             0          0
Leighton J. Stephenson..    --       --        6,666        8,334         3,333          0
David H. Dewey..........    --       --        6,000        8,000         3,000          0

--------
(1) The amounts shown on the differences between the per share stock option exercise prices and the closing price of Company common stock on May 28, 1999 (last trading date in fiscal 1999) of $16.25 per share as reported by the Nasdaq Stock Market, multiplied by the number of shares covered by the unexercised stock options.

Report of the Compensation Committee

   The Compensation Committee of the Company Board is composed of three outside directors and the Company's Chairman and majority shareholder. The Compensation Committee establishes compensation policies for its executive officers, and the three outside directors grant and set the terms of awards under the Company's stock option plan.

   The Company seeks to offer competitive compensation programs that retain, motivate and reward executives and which are focused toward achievement of increased shareholder value and Company performance objectives. During each fiscal year, the executive compensation program consists of base salary, an annual bonus incentive plan based upon Company financial performance and a Company stock options program designed to provide long-term incentives. Bonuses for executives and certain key employees are awarded taking into consideration the Company's overall performance for the year, including return on average shareholder equity, increase in net sales, gross profit margins and increase in earnings per common share. The Compensation Committee does not assign specific weights to any of the factors it considers when determining the Company's overall performance for the year.

   The Compensation Committee takes into account various quantitative and qualitative indicators of corporate and individual performance in determining the level of compensation of its executive officers. While the Compensation Committee considers such corporate performance measures as net income, earnings per common share, return on average common shareholders' equity and return on average total assets, the Compensation Committee does not apply any specific, quantitative formula in making decisions as to base compensation. Increases in the base compensation of particular executive officers may vary within a target range as defined for specific positions, or may, on occasion, be outside the target range, depending upon the Compensation Committee's evaluations of the individual's work performance.

   The Committee made limited discretionary bonus awards to executive officers other than Mr. Thompson for fiscal 1999. For fiscal 2000, the Committee has established a formula whereby executive officers can earn up to 100% of their base salary as a bonus should the Company attain certain internal targets related to (basic) earnings per share and return on equity.

   The Compensation Committee believes that the grant of stock options to its executives aligns the interests of the executives with the interests of the shareholders by providing a direct correlation between an increase in shareholder value and executive compensation. The Compensation Committee periodically grants and sets the terms of stock option awards. Options were granted during the year ended May 31, 1999. As described above under "--Stock Option Grants, Exercises and Holdings," the Compensation Committee and Company Board made certain option grants in September 1998 representing an aggregate of 66,000 shares of Common Stock.

Chief Executive Officer Compensation

   In September 1998, the Compensation Committee (with ratification and approval by the Company Board) approved certain changes to Mr. Thompson's compensation. In recognition of the Company's improved operating performance in the 1998 fiscal year, his minimum base salary pursuant to his employment agreement was increased to $250,000 from $210,000. In order to ensure his continued service to the Company over the next several years and to provide incentives for his actions to continually improve the Company's performance, Mr. Thompson was granted additional equity interests in the Company. A restricted stock grant of 20,000 shares of Common Stock provides for such shares to vest on the earlier of June 1, 2003 or the termination of Mr. Thompson's employment agreement by the Company without "Cause" or by him for "Good Reason" (both as defined in the agreement). Mr. Thompson was also granted options under the 1985 Stock Option Plan for Key Employees for 33,000 shares of Common Stock, all as described above under "--Stock Option Grants, Exercises and Holdings." As described above under "--Employment Agreement," certain provisions of Mr. Thompson's employment agreement were amended in connection with the changes in his compensation structure.

   The Committee has established a bonus formula for Mr. Thompson, based upon achieving minimum levels of (basic) earnings per share and return on equity, but no bonus award was made to Mr. Thompson for fiscal year 1999 because such targets were not met. If the Company's internal targets are achieved for fiscal 2000, Mr. Thompson's bonus would equal 100% of his salary.

            THE COMPENSATION COMMITTEE
            Darvin Winick, Chairman
            Kirby Attwell
            Leonard J. Bruce
            John T. Myser

 Compensation Committee Interlocks and Insider Participation

   Mr. Leonard J. Bruce, who is a member of the Compensation Committee, is the Company's Chairman of the Board.

                               PERFORMANCE GRAPH

               COMPARISON OF CUMULATIVE TOTAL RETURN OF COMPANY,
                        INDUSTRY INDEX AND BROAD MARKET

                             [GRAPH APPEARS HERE]

                                                  Fiscal Year Ending
                                        ---------------------------------------
Company                                 1994  1995   1996   1997   1998   1999
-------                                 ---- ------ ------ ------ ------ ------
Vallen Corporation..................... 100  140.43 172.34 155.32 176.60 138.30
Industry Index (SIC Code #508)*........ 100   98.71 138.00 146.15 167.61 105.04
Broad Market (Russell 2000 Index)**.... 100  110.30 150.04 160.49 194.55 187.80
Broad Market (Media General Index)**... 100  113.95 147.59 180.48 233.61 271.43

                     ASSUMES $100 INVESTED ON JUNE 1, 1994
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING MAY 31, 1999

* This index consists of machinery, equipment and supplies distributors from Standard Industry Classification (SIC) Code #508.
** The Russell 2000 Index is a broad market index of Nasdaq, NYSE and AMEX issues for companies with market capitalizations in a range that includes Vallen Corporation. Last year's proxy statement presented the Media General Composite Index, a broad market index of 8,000 Nasdaq, NYSE and AMEX issues that includes many companies with much larger market capitalizations than Vallen Corporation. The trend line for this index is included for comparison purposes.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

General

   The Common Stock is the only outstanding class of equity securities of the Company. As November 19, 1999, the Company had 7,192,264 Shares outstanding. Each share is entitled to one vote on all matters submitted to a vote of the shareholders of the Company.

Principal Stockholders

   The following table sets forth information regarding the ownership of the Company's Common Stock as of November 19, 1999 by (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each of the Company's directors, (iii) by each of the executive officers named in the Summary Compensation Table and (iv) by all directors and executive officers as a group. All outstanding stock options are assumed to be exercisable within 60 days as a result of the transactions contemplated by the Merger Agreement. Each of the persons listed is believed to have sole power to vote and dispose of the shares shown below, unless otherwise noted.

                                                           Beneficial
                                                          Ownership(1)
                                                     ------------------------
                                                     Number of     Percentage
      Beneficial Owner                                Shares        of Total
      ----------------                               ---------     ----------
Leonard J. Bruce.................................... 3,968,412(2)     55.0%
 13333 Northwest Freeway
 Houston, Texas 77040
Royce & Associates, Inc./Royce Management Company...   766,020(3)     10.5%
 1414 Avenue of the Americas
 New York, New York 10019
Dimensional Fund Advisors, Inc......................   500,200(3)      6.8%
 10 S. Wacker Drive
 Chicago, Illinois 60606
James W. Thompson...................................   137,965(4)      1.9%
Robin R. Hutton.....................................    56,214(5)        *
David G. Key........................................    24,738(6)        *
Leighton J. Stephenson..............................    16,481(7)        *
David Dewey.........................................    17,000(8)        *
Kirby Attwell.......................................     7,251(9)        *
John T. Myser.......................................     8,118(9)        *
Robert W. Bruce..................................... 4,060,838(10)    56.5%
Darvin M. Winick....................................     5,901(9)        *
Directors and Executive Officers as a Group
 (9 persons)........................................ 4,359,253        58.7%

--------
*Less than 1% of the outstanding common stock.
(1) Determined on the basis of 7,192,264 shares outstanding, except that shares underlying options are deemed outstanding for purposes of listing the number of shares owned by the above persons and calculating the percentage owned by holders thereof. Shares subject to such unexercised options were 5,001, 5,001, 5,001 and 240,003, respectively, for Messrs. Attwell, Winick, Myser and directors and executive officers as a group.
(2) Includes 3,943,665 shares held by Bruce Partners, Ltd., a Texas limited partnership of which Mr. Bruce is a general partner (and as to which he shares voting control with Mr. Robert Bruce), and 18,000 shares purchasable upon the exercise of outstanding options exercisable within 60 days.
(3)  Information based on the most recent Schedule 13G report.
(4) Includes 133,000 shares purchasable upon the exercise of outstanding options.

(5) Includes 21,000 shares purchasable upon the exercise of outstanding options.
(6) Includes 24,000 shares purchasable upon the exercise of outstanding options.
(7) Includes 15,000 shares purchasable upon the exercise of outstanding options.
(8) Includes 14,000 shares purchasable upon the exercise of outstanding options.
(9) Includes 5,001 shares purchasable upon the exercise of outstanding options.
(10) Includes 3,943,665 shares held by Bruce Partners, Ltd., a Texas limited partnership of which Mr. Bruce is a general partner (and as to which he shares voting control with Mr. Leonard Bruce), and 117,000 shares held by Bruce Interests, a Texas general partnership of which Mr. Bruce owns 20% (and as to which he shares voting and dispositive control with his four siblings, who are also partners).

Changes in Control

   To the knowledge of the Company, no change in control of the Company has occurred since the beginning of its last fiscal year. However, upon successful completion of the Offer, the Purchaser will have acquired at least a majority of the outstanding Shares and will effectively control the Company. Pursuant to the Merger Agreement, the Purchaser will have paid $25.00 per share in cash for all shares purchased in the Offer and will thereupon consummate the Merger and will acquire the entire equity interest in the Company.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   The Company believes that all directors, officers and ten percent holders of outstanding Common Stock filed all beneficial ownership reports on a timely basis during fiscal 1999, except that Mr. Robert Bruce and Mr. Myser, directors of the Company, and Mr. Dewey and Mr. Key, executive officers, each filed his initial report after the due date.

                                                                        ANNEX B

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

                               November 14, 1999

The Board of Directors
Vallen Corporation
13333 Northwest Freeway
Houston, Texas 77040-6086

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Vallen Corporation ("Vallen") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 14, 1999 (the "Merger Agreement"), among Hagemeyer P.P.S. North America, Inc. ("Hagemeyer"), Shield Acquisition Corp., a wholly owned subsidiary of Hagemeyer ("Sub"), and Vallen. As more fully described in the Merger Agreement, (i) Hagemeyer will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, no par value, of Vallen (the
"Vallen Common Stock") at a purchase price of $25.00 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Vallen (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Vallen Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Vallen and certain senior officers and other representatives and advisors of Hagemeyer concerning the business, operations and prospects of Vallen. We examined certain publicly available business and financial information relating to Vallen as well as certain financial forecasts and other information and data for Vallen which were provided to or otherwise discussed with us by the management of Vallen. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Vallen Common Stock; the historical and projected earnings and other operating data of Vallen; and the capitalization and financial condition of Vallen. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Vallen. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Vallen. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Vallen that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Vallen as to the future financial performance of Vallen. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Vallen nor have we made any physical inspection of the properties or assets of Vallen. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Vallen or the effect of any other transaction in which Vallen might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

                                                          The Board of Directors
                                                              Vallen Corporation
                                                               November 14, 1999
                                                                          Page 2


Salomon Smith Barney Inc. has acted as financial advisor to Vallen in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Vallen and affiliates of Hagemeyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Vallen, Hagemeyer and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Vallen in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Vallen Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Vallen Common Stock (other than Hagemeyer and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.
---------------------------------
SALOMON SMITH BARNEY INC.

                                                                        ANNEX C

                [LETTERHEAD OF WILLIAM BLAIR & COMPANY, L.L.C.]

                               November 14, 1999

Board of Directors
Vallen Corporation
13333 Northwest Freeway
Houston, TX 77040

Dear Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders (the "Shareholders") of Vallen Corporation (the "Company") of the consideration to be received pursuant to the terms of the Agreement and Plan of Merger dated as of November 14, 1999 (the "Merger Agreement") by and among the Company and Shield Acquisition Corp., a wholly-owned subsidiary of Hagemeyer PPS North America, Inc. ("Purchaser").

Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, the Purchaser will merge with and into the Company in a merger in which each of the outstanding shares of common stock of the Company will be converted into a right for the Shareholders to receive $25.00 per share of common stock in cash (the "Transaction").

We have acted as financial advisor to the Company in connection with the Transaction. In connection with our review of the Transaction and the preparation of our opinion herein, we have: (a) reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transaction as set forth in the Merger Agreement; (b) analyzed the historical revenue, operating earnings, net income, dividend capacity and capitalization of both the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (c) analyzed certain financial and other information relating to the prospects of the Company provided to us by the Company's management; (d) discussed the past and current operations and financial condition and prospects of the Company with senior executives of the Company; (e) reviewed the historical market prices and trading volume of the common stock of the Company; (f) reviewed the financial terms, to the extent publicly available, of selected actual business combinations we believe to be relevant; and (g) performed such other analyses as we have deemed appropriate. In connection with our engagement, we were not requested to approach, and we did not hold discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

We have assumed the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion (except as provided in the Merger Agreement).

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on the Company.

Vallen Coporation                                         November 14, 1999

William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. For our services, including the rendering of this opinion, the Company will pay us a fee, a significant portion of which is contingent upon consummation of the Merger, and indemnify us against certain liabilities.

Our engagement and the opinion expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon the Company, Shareholders of the Company or any other person. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in a proxy statement mailed to Shareholders by the Company in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of November 14, 1999, the consideration to be received by the Shareholders of the Company in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such Shareholders.

                                        Very truly yours,

                                        /s/ William Blair & Company
                                        WILLIAM BLAIR & COMPANY, L.L.C.


                                      C-2